EX-99.B-77C

                                   IVY FUNDS

SUB-ITEM 77C:  Submission of matters to a vote of securityholders



                          SHAREHOLDER MEETING RESULTS


On January 27, 2005, a special shareholder meeting (the "Meeting") for Ivy Small Cap Value Fund, a series of Ivy Funds, was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The meeting was held for the following purpose (and with the following results):

Proposal 1:   To approve a sub-advisory agreement between Waddell & Reed Ivy
Investment Company and BlackRock Financial Management, Inc. with respect to Ivy Small Cap Value Fund.

          For                 Against             Abstain
   2,882,209.020          22,521.130          58,068.854